[CBRL GROUP, INC. LOGO]

Offer to Purchase for Cash by CBRL Group, Inc.
of up to 16,750,000 Shares of its Common Stock
(including the associated common stock purchase rights)
at a Purchase Price Not Greater Than $46.00
Nor Less Than $42.00 Per Share

THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON APRIL 27, 2006, UNLESS CBRL GROUP, INC. EXTENDS THE TENDER OFFER.

March 31, 2006

Dear Shareholder:

Enclosed for your consideration are the offer to purchase, dated March 31, 2006, and the related letter of transmittal, in connection with the tender offer by CBRL Group, Inc., a Tennessee corporation (“CBRL”), to purchase up to 16,750,000 shares of its common stock, par value $0.01 per share (“common stock”), including the associated common stock purchase rights (“associated rights”) issued under the Rights Agreement dated as of September 7, 1999, between CBRL and SunTrust Bank, Atlanta, as rights agent, at a price not greater than $46.00 nor less than $42.00 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the offer to purchase. Unless the context otherwise requires, all references to the shares shall refer to our common stock and shall include the associated rights, and unless the associated rights are redeemed prior to the expiration of the tender offer, a tender of the shares will constitute a tender of the associated rights.
CBRL will, upon the terms and subject to the conditions of the tender offer, determine a single per share price, not greater than $46.00 nor less than $42.00 per share, net to the seller in cash, without interest, that it will pay for shares properly tendered and not properly withdrawn pursuant to the terms of the tender offer, after taking into account the total number of shares so tendered and the prices specified by tendering shareholders. CBRL will select the lowest purchase price (in multiples of $0.25) (“Purchase Price”) within the range specified above that will allow it to purchase 16,750,000 shares, or such lesser number of shares as are properly tendered and not properly withdrawn. All shares that are acquired in the tender offer will be acquired at the same Purchase Price, regardless of whether the shareholder tendered at a lower price. CBRL will purchase only shares properly tendered at prices at or below the Purchase Price and not properly withdrawn, on the terms and subject to the conditions of the tender offer. However, because of the odd lot priority, conditional tender and proration provisions described in the offer to purchase, CBRL may not purchase all of the shares tendered even if shareholders properly tendered at or below the Purchase Price if more than the number of shares being sought by CBRL are properly tendered. CBRL expressly reserves the right, in its sole discretion, to purchase more than 16,750,000 shares pursuant to the tender offer, subject to applicable law. CBRL will not purchase shares tendered at prices greater than the Purchase Price or shares that it does not accept for purchase because of odd lot priority, conditional tender or proration provisions. Shares not purchased in the tender offer will be returned to the tendering shareholders at CBRL's expense promptly after the expiration of the tender offer.
If, at the expiration date more than 16,750,000 shares (or such greater number of shares as CBRL may elect to purchase, subject to applicable law) are properly tendered at or below the Purchase Price and not properly withdrawn, CBRL will buy shares:

•
first, from all holders of odd lots (holders of less than 100 shares) who properly tender all of their shares of such at or below the Purchase Price and do not properly withdraw them before the expiration date;

•
second, on a pro rata basis from all other shareholders who properly tender shares at or below the Purchase Price, other than shareholders who tender conditionally and whose conditions are not satisfied, with appropriate adjustments to avoid purchases of fractional shares; and

•
third, only if necessary to permit CBRL to purchase 16,750,000 shares (or such greater number of shares as CBRL may elect to purchase, subject to applicable law) from holders who have tendered shares at or below the Purchase Price subject to the condition that a specified minimum number of such shareholder’s shares be purchased if any of the shareholder’s shares are purchased in the tender offer (for which the condition was not initially satisfied) at or below the Purchase Price by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

Computershare Trust Co., Inc. (“we,” “us”), as administrator of a CBRL employee plan, is the owner of record of shares of common stock of CBRL held in book-entry form for your account. As such, we are the only ones who can tender your shares, and then only pursuant to your instructions. We are sending you the letter of transmittal for your information only. You cannot use the letter of transmittal to tender the shares we hold for your account. The letter of transmittal must be completed and executed by us, according to your instructions.

Please instruct us as to whether you wish us to tender, on the terms and subject to the conditions of the tender offer, any or all of the shares we hold for your account, by completing and signing the Instruction Form enclosed herein.

Please note carefully the following:

1.     You may tender shares at prices not greater than $46.00 nor less than $42.00 per share, as indicated in the enclosed Instruction Form, net to you in cash, without interest.

2.     You should consult with your broker and/or your tax advisor as to whether (and if so, in what manner) you should designate the priority in which you want your tendered shares to be purchased in the event of proration.

3.     The tender offer is not conditioned on any minimum number of shares being tendered. The tender offer is, however, subject to certain other conditions, including obtaining the necessary financing for the tender offer pursuant to the terms and conditions of the Commitment Letter (as defined in Section 9 of the offer to purchase), as set forth in Sections 7 and 9 of the offer to purchase, which you should read carefully.

4.     The tender offer, the proration period and the withdrawal rights will expire at 12:00 midnight, New York City time, on April 27, 2006, unless CBRL extends the tender offer.

5.     The tender offer is for 16,750,000 shares of CBRL’s common stock, constituting approximately 35.2% of the shares of such stock outstanding as of March 28, 2006.

6.     Tendering shareholders who are registered shareholders or who tender their shares directly to Computershare Trust Company of New York (the "depositary") will not be obligated to pay any brokerage commissions or fees, solicitation fees, or (except as set forth in the offer to purchase and Instruction 10 to the letter of transmittal) stock transfer taxes on CBRL’s purchase of shares pursuant to the tender offer.

7.     If you (i) own beneficially or of record an aggregate of fewer than 100 shares, (ii) instruct us to tender on your behalf ALL of the shares you own at or below the Purchase Price before the expiration date and (iii) check the box captioned “Odd Lots” in the attached Instruction Form, then CBRL, upon the terms and subject to the conditions of the tender offer, will accept all of your tendered shares for purchase regardless of any proration that may be applied to the purchase of other shares properly tendered but not meeting the above conditions.

8.     If you wish to condition your tender upon the purchase of all shares tendered or upon CBRL’s purchase of a specified minimum number of the shares that you tender, you may elect to do so and thereby avoid (in full or in part) possible proration of your tender. CBRL’s purchase of shares from all tenders which are so conditioned will be determined, to the extent necessary, by random lot. To elect such a condition, complete the section captioned “Conditional Tender” in the attached Instruction Form.

9.     If you wish to tender portions of your shares at different prices, you must complete a SEPARATE Instruction Form for each price at which you wish to tender each such portion of your shares. We must and will submit separate letters of transmittal on your behalf for each price you will accept.

10.     The board of directors of CBRL (“Board of Directors”) has approved the tender offer. However, none of CBRL, its Board of Directors, the dealer manager, the depositary or the information agent makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares for purchase, or as to the price or prices at which shareholders should choose to tender their shares. Shareholders must make their own decisions as to whether to tender their shares and, if so, how many shares to tender and the price or prices at which they should tender such shares. The CBRL directors and executive officers have advised CBRL that they will not tender any of their shares in the tender offer.

If you wish to have us tender any or all of your shares, please instruct us to that effect by completing, executing, and returning to us the enclosed Instruction Form. A pre-addressed envelope is enclosed for your convenience. If you authorize us to tender your shares, we will tender all of the shares that we hold beneficially for your account unless you specify otherwise on the enclosed Instruction Form.

Please forward your completed Instruction Form to us by 6:00 p.m., New York City time, on April 24, 2006, to permit us to submit the tender on your behalf before the expiration date of the tender offer. You may fax your completed Instruction Form to us at (212) 701-7636. The tender offer, proration period and withdrawal rights will expire at 12:00 midnight, New York City time, on April 27, 2006, unless CBRL extends the tender offer.

The tender offer is being made solely pursuant to the offer to purchase and the letter of transmittal and is being made to all record holders of shares of CBRL’s common stock. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

YOUR PROMPT ACTION IS REQUESTED. PLEASE FORWARD YOUR COMPLETED INSTRUCTION FORM TO US BY 6:00 P.M. NEW YORK CITY TIME, ON APRIL 24, 2006, TO PERMIT US TO SUBMIT THE TENDER ON YOUR BEHALF BEFORE THE EXPIRATION OF THE TENDER OFFER. YOU MAY FAX YOUR COMPLETED INSTRUCTION FORM TO US AT (212) 701-7636.